One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 275 8384 Fax www.dechert.com
Kaitlin McGrath kaitlin.mcgrath@dechert.com +1 617 728 7116 Direct +1 617 275 8395 Fax

March 18, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on February 22, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 30 under the Securities Act of 1933, as amended, and Amendment No. 33 under the Investment Company Act of 1940, as amended, to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on January 8, 2021, accession no. 0001133228-21-000047 (the “Registration Statement”) relating to the registration of John Hancock Corporate Bond ETF (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

General Comments

1.	Comment – Please confirm that the Fund will comply with the website disclosure requirements under Rule 6c-11(c)(1)(i) – (vi) of the 1940 Act.

Response – The Registrant so confirms.

2.	Comment - The Staff notes that certain information is missing from the Registration Statement. Please include all missing information in the definitive filing.

Response – The Registrant respectfully acknowledges the comment and has included all missing information in the definitive filing.

3.	Comment – Please provide for the Staff’s review the completed fee table under “Fund summary — Fees and expenses” as part of this letter.

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Response – The fee table for the Fund is included in Appendix A to this letter.

4.	Comment – Please submit an EDGAR correspondence filing responding to these comments, addressed to Mr. Sonny Oh.

Response – The Registrant respectfully acknowledges the comment.

Prospectus

5.	Comment – On the front cover of the prospectus, please provide the disclosure required by Item 1(a)(5) of Form N-1A regarding the optional internet availability of shareholder reports.

Response – The Registrant acknowledges the comment and notes that Rule 30e-3under the Investment Company Act of 1940 permits new funds that commence operations after January 1, 2021 to begin relying on Rule 30e-3 from the date the fund first publicly offers its shares in order to transmit shareholder reports by making such reports available online. Rule 30e-3 does not require that new funds include the prominent disclosures applicable to existing funds seeking to rely on Rule 30e-3. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

6.	Comment – Under “Fund summary — Fees and expenses,” parenthetical “h” to the second footnote refers to “short dividend expense.” Please confirm if this is a principal investment strategy and, if so, if it is covered in other expenses.

Response – The Registrant does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A.

7.	Comment – Under “Fund Summary — Fees and expenses,” please confirm and state supplementally that any contractual waivers will be in effect for at least a one year period from the date of effectiveness of the registration statement. Please also state supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response –The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

8.	Comment – Under “Fund summary — Expense example,” please confirm that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, and add disclosure to this effect.

Response – The Registrant confirms that the expense example reflects the effect of contractual fee limitations only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N-1A does not require disclosure related to this approach, the Registrant respectfully declines to make any changes in response to this comment.

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9.	Comment – The Staff notes that under “Fund summary — Principal investment strategies,” the Fund states “These corporate bonds are investment-grade securities rated from AAA to BBB- by Standard & Poor’s Ratings Services (S&P) or by Fitch Ratings (Fitch) or from Aaa to Baa3 by Moody’s Investors Service, Inc. (Moody’s), or comparable rating by any nationally recognized statistical rating organization (NRSRO), or their unrated equivalents. These may include, but are not limited to, corporate bonds and debentures.” Please confirm the inclusion of the reference to “corporate bonds” in the second sentence. In addition, please specify the other types of bonds the Fund may invest in.

Response – In response to the Staff’s comment, the Registrant has revised the disclosure in this paragraph as follows:

These corporate bonds are investment-grade securities rated from AAA to BBB- by Standard & Poor’s Ratings Services (S&P) or by Fitch Ratings (Fitch) or from Aaa to Baa3 by Moody’s Investors Service, Inc. (Moody’s), or comparable rating by any nationally recognized statistical rating organization (NRSRO), or their unrated equivalents. ~~These may include, but are not limited to, corporate bonds and debentures.~~ For these purposes, corporate bonds, include corporate debentures and other debt securities issued by corporations.

10.	Comment – The Fund states under “Fund summary — Principal investment strategies” that “When making industry allocations, the manager uses top-down analysis to try to anticipate and react to shifts in the business cycle.” Please explain the types of events to which the manager seeks to anticipate and react and how such events would impact industry allocation.

Response – In response to the Staff’s comment, the Registrant has revised the disclosure in this paragraph as follows:

The manager focuses on bottom-up industry allocation and security selection in making investment decisions. When making industry allocations, the manager ~~uses top-down analysis to try to anticipate and react to shifts in the business cycle.~~ considers each industry’s place in the business cycle, forward looking trends and historical and technical factors before relative value decisions are made. The manager uses bottom-up fundamental research to find individual securities that appear comparatively undervalued. The fund may engage in derivatives transactions, including credit default swaps, foreign currency forward contracts, futures contracts, and options, to reduce risk, obtain efficient market exposure, and/or enhance investment returns. The fund may trade securities actively.

11.	Comment – Please confirm supplementally whether investment in derivatives will count towards the Fund’s 80% policy, and if so please explain how investments in derivatives will be valued for such purposes.
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Response – The Registrant reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value, and not notional value, to value derivatives in connection with its 80% Policy.

12.	Comment – The Fund states under “Fund summary — Principal investment strategies” that “The fund may invest up to 20% of its net assets in investment-grade bank loans (including loan participations) and cash and cash equivalents.” Please add corresponding disclosure relating to bank loans (including loan participations) under “Fund summary — Principal risks.”

Response – The Registrant notes that the following is included under “Fund summary — Principal risks”: “Loan participations risk. Participations and assignments involve special types of risks, including credit risk, interest-rate risk, counterparty risk, liquidity risk, risks associated with extended settlement, and the risks of being a lender.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

13.	Comment – The Fund states under “Fund summary — Principal investment strategies” that “Direct investments in loans may be illiquid and holding a loan could expose the fund to the risks of being a direct lender.” Please explain supplementally if there are any limits relating to the Fund’s direct investment in loans.

Response – The Registrant confirms that the Fund may invest up to 20% of its net assets in non-corporate bonds, including in investment-grade bank loans (including loan participations). The Registrant further confirms that the Fund will comply with all applicable requirements prescribed by Rule 22e-4 under the 1940 Act and the Fund’s liquidity risk management program.

14.	Comment – Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response – The Registrant respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Registrant further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Registrant includes the following disclosure in the introductory paragraph under the heading “Fund summary — Principal risks:”

The fund’s main risks are listed below in alphabetical order, not in order of importance.

15.	Comment – The Staff notes that “Fund summary — Principal risks,” includes “Authorized participant concentration risk.” Please confirm whether the securities underlying the Fund are traded outside of a
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collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and its underlying value.

Response – The Registrant confirms that the securities underlying the Fund are traded outside of a collateralized settlement system. The Registrant notes that “Fund details — Principal risks of investing — Authorized participant concentration risk” includes the following: “The fund has a limited number of intermediaries that act as authorized participants. To the extent that these intermediaries exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to create or redeem in their place, shares may trade at a discount to NAV and may face delisting. This may in turn result in a significantly diminished trading market for fund shares.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

16.	Comment – The Staff notes that the disclosure under “Fund summary — Principal risks,” includes “Foreign securities risk.” Please add disclosure relating to investments in foreign government securities or clarify that the existing risk disclosure applies to foreign government securities. In addition, the Staff notes that “Foreign securities risk” references depositary receipts. Please confirm whether depositary receipts are a principal investment strategy for the Fund and, if so, please add disclosure under “Fund summary — Principal investment strategies” and “Fund details — Principal risks of investing” to that effect.

Response – The Registrant confirms that depositary receipts are not a principal investment strategy for the Fund. Therefore, no changes are necessary in response to this comment. In response to the Staff’s comment regarding foreign government securities, the Registrant has revised the following sentence within “Foreign securities risk”:

Less information may be publicly available regarding foreign issuers, including foreign government issuers.

17.	Comment – While past performance is not shown in the “Fund summary — Past performance” section because the Fund has not yet commenced operations, please supplementally provide the broad-based market index the Fund intends to use when it is appropriate to display past performance in this section.

Response – It is anticipated that the broad-based market index for the Fund’s performance comparison will be Bloomberg Barclays US Corporate Bond Index, but the Registrant respectfully notes that the advisor may determine to select a different broad-based market index when preparing the performance disclosure in the future.

18.	Comment – In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.
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Response – Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

19.	Comment – Under “Fund details — Temporary defensive investing,” please provide more detail as to the extent the Fund may deviate during any transition periods.

Response – The Registrant believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

20.	Comment – Under “Fund details — Principal risks of investing,” if warranted, please add risk disclosure regarding the discontinuation of LIBOR.

Response – The Registrant has reviewed and does not believe that the discontinuation of LIBOR is a principal risk of the Fund. The Registrant further notes that it includes risk relating to the discontinuation of LIBOR in the SAI as a non-principal risk.

21.	Comment – Under “Fund details — Principal risks of investing — Liquidity risk,” the Fund states “Because market makers provide stability to fixed-income markets, the significant reduction in dealer inventories could lead to decreased liquidity and increased volatility, which may become exacerbated during periods of economic or political stress.” Please add disclosure explaining that decreased liquidity could lead to greater spreads between the market price of the Fund’s shares and the underlying value of the Fund’s portfolio securities.

Response – The Registrant notes that the following disclosure is included under “Fund details — Principal risks of investing — ETF Trading Risk”: “The bid-ask spread may vary over time based on the fund’s trading volume and market liquidity and may increase as a result of a decrease in the fund’s trading volume, the spread of the fund’s underlying securities, or reduced market liquidity.” Therefore, the Registrant respectfully declines to make any changes in response to this comment.

22.	Comment – In “Fund details — Additional risks of investing,” please disclose if the risks in that section are principal risks or non-principal risks. If they are principal risks, please include corresponding disclosure in “Fund summary — Principal risks.” If they are non-principal risks, please relocate the disclosure to the SAI.

Response – The Registrant notes that the risks in the “Additional risks of investing” section are non-principal risks of the Fund. The Registrant also notes that this section of the statutory portion of the Prospectus is a distinct section and is separate from the “Principal Risks of Investing” section. The Registrant believes this presentation clearly identifies the principal and non-principal risks of the Fund and is permitted by Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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23.	Comment – In “Fund details — Who’s who — Management fee,” please disclose the period to be covered by the shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A, not necessarily the exact date of the report.

Response – The Registrant respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

24.	Comment – In “Fund details — Who’s who — Management fee,” please identify all applicable funds upon whose assets the management fee is based.

Response – The Registrant believes that the current disclosure is consistent with the requirements of Form N-1A, and notes that an Amendment to the Advisory Agreement pertaining to the Fund will be filed as an exhibit to the Registration Statement.

25.	Comment – In “Fund details — Who’s who —Subadvisor,” please delete the duplicative language.

Response – The Registrant has made the requested change.

26.	Comment – Please confirm that the disclosure contained under “Shareholder information — Buying and selling shares — Rule 12b-1 fees” is consistent with the fee table in the “Fund summary” section of the prospectus.

Response – The Registrant confirms the disclosure is consistent with the fee table in the “Fund summary” section.

27.	Comment – Under “Shareholder Information — Creations and Redemptions,” the Fund states “…in addition to the methods used in normal market conditions, the fund may meet redemption requests through the use of its line of credit, interfund lending facility, redemptions in kind, or such other liquidity means or facilities as the fund may have in place from time to time.” If applicable, please revise the disclosure to explain that there could be variances in redemption time depending on the method of meeting redemption requests in normal or stressed market conditions.

Response – The Registrant confirms that there is no variance in redemption time depending on the method of meeting redemption requests in normal or stressed market conditions.

28.	Comment – The Staff notes that the disclosure included under “Other Information — Intraday value” is not required by Rule 6c-11 under the 1940 Act. If the Fund intends to continue to include this disclosure, please consider disclosing how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for
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currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk in the applicable sections of the prospectus.

Response – The Registrant believes the current disclosure adequately describes the limitations associated with the IIV and notes that additional disclosure is not required by Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information and Part C

29.	Comment – Please confirm that all SAI and Part C disclosure will be provided as of the most recent calendar year, fiscal year, or specific time period or date, as required by Form N-1A.

Response – The Registrant so confirms.

30.	Comment – Under “Exchange Listing and Trading,” the tenth paragraph states “The fund offers and issues Shares at its NAV per Share only in aggregations of a specified number of shares (“Creation Units”), in exchange for a basket of securities and/or instruments (the “Deposit Securities”) together with a deposit of a specified cash payment (the “Cash Component”) or, alternatively, a specified all-cash payment (“Cash Deposit”).” Please revise this disclosure to note that purchases and redemptions of creation units primarily with cash rather than through an in-kind delivery of portfolio securities may cause the Fund to incur certain costs, including brokerage costs or taxable gains and losses that it might not have incurred had it made redemptions in-kind. In addition, please disclose that these costs could be imposed on the Fund and thus decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response – The Registrant has added the following as the eleventh paragraph under “Exchange Listing and Trading” in response to the Staff’s comment:

To the extent the Fund effects redemptions in cash rather than in-kind, the Fund may incur certain costs, including brokerage costs and/or taxable gains or losses, that the Fund may not have incurred if it had effected redemptions entirely in kind. These costs may decrease the Fund’s NAV to the extent they are not offset by a transaction fee payable by an Authorized Participant (defined below).

31.	Comment – Under “Additional investment policies and other instruments,” please revise the disclosure to refer to “Illiquid Investments” rather than “Illiquid Securities.”

Response – The Registrant does not believe this change is required by the 1940 Act or any rules or forms thereunder. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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32.	Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

33.	Comment – Please confirm that the disclosure contained under “Rule 12b-1 Fees” is consistent with the fee table in the “Fund summary” section of the prospectus.

Response – The Registrant confirms the disclosure is consistent with the fee table in the “Fund summary” section.

34.	Comment – Please confirm that all required exhibits will be filed and hyperlinked in the definitive filing. In addition, please confirm that the exhibits filed in the Registration Statement were appropriate.

Response – The Registrant so confirms.

35.	Comment – Please hyperlink the documents incorporated by reference in response to Item 31.

Response – The Registrant notes that Item 31 relates to the Adviser’s and Sub-Adviser’s Form ADVs which are not filed on EDGAR and therefore cannot be hyperlinked. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7116.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc: Sarah M. Coutu

Christopher P. Harvey

Allison M. Fumai

Katherine Shorey

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Appendix A

The final fee table is shown below:

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.24
Other expenses[1]	0.35
Total annual fund operating expenses	0.59
Contractual expense reimbursement[2]	–0.30
Total annual fund operating expenses after expense reimbursements	0.29

1 ”Other expenses” have been estimated for the fund’s first year of operations.

2 The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.29% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or to reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2022, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 Year	30
3 Years	159
10